SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

US UNWIRED INC.

(Name of Subject Company)

UK ACQUISITION CORP.

a wholly owned subsidiary of

SPRINT CORPORATION

(Name of Filing Persons)

(Offerors)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90338R104

(Cusip Number of Class of Securities)

Sprint Corporation

P.O. Box 7997

Shawnee Mission, Kansas 66207-0997

Attention: Claudia S. Toussaint, Esq.

Vice President, Corporate Governance and Ethics,

and Corporate Secretary

Telephone: (913) 794-1513

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

C. William Baxley

Michael Egan

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 1,120,380,438.00	$131,869.00

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of all 179,260,870 shares of common stock, $0.01 par value per share (“Shares”), at a price of $ 6.25 per Share and such number includes 13,162,499 Shares of common stock subject to vested options and warrants outstanding as of June 30, 2005 and 1,355,000 restricted Shares.
(2)	Calculated as 0.0117700% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO relates to the offer by UK Acquisition Corp., a Louisiana corporation (the “Offeror”) and a wholly owned subsidiary of Sprint Corporation, a Kansas corporation (“Sprint”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (“Shares”), of US Unwired Inc., a Louisiana corporation (the “Company”), for $6.25 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated July 15, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).

Sprint has entered into a Shareholders Agreement, dated as of July 10, 2005 (the “Shareholders Agreement”), with certain shareholders of the Company (the “Tendering Shareholders”), pursuant to which the Tendering Shareholders have agreed to tender an aggregate of 45,087,920 Shares owned by them pursuant to the Offer. In addition, the Tendering Shareholders have agreed, among other things, to vote their respective Shares in favor of the adoption of the Merger (as defined in the Offer to Purchase), if necessary. Additional Information is contained in Section 11 (“The Merger Agreement, the Shareholders Agreement and Related Agreements”) of the Offer to Purchase.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1–9 and 11 of this Schedule TO. The Merger Agreement, dated as of July 10, 2005, by and among Sprint, the Offeror and the Company, the Shareholders Agreement, the Settlement Agreement and Mutual Release, dated as of July 10, 2005, by and among Sprint, Sprint Spectrum L.P., WirelessCo, L.P., SprintCom, Inc., Nextel Communications, Inc., the Company, Louisiana Unwired LLC, Texas Unwired and Georgia PCS Management, L.L.C., the Agreement for Purchase and Sale of FCC Licenses, dated as of July 10, 2005, among Louisiana Unwired LLC and Cameron Communications L.L.C., the Short-Term De-Facto Transfer Spectrum Lease Agreement, dated as of July 10, 2005, between Cameron Communications L.L.C. and Louisiana Unwired LLC, and the Mutual Confidentiality Agreement, dated as of July 5, 2005, between Sprint and the Company, copies of which are attached as Exhibits (d)(1) through (d)(6) hereto, are incorporated herein by reference with respect to Items 5 and 11.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated July 15, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(a)(1)(G)	Summary Advertisement as published on July 15, 2005 in The Wall Street Journal.

(a)(1)(H)	Press Release jointly issued by Sprint Corporation and US Unwired Inc. on July 11, 2005 (filed as Exhibit 99.3 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(b)	None.

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(d)(1)	Agreement and Plan of Merger, dated as of July 10, 2005, by and among Sprint Corporation, UK Acquisition Corp. and US Unwired Inc. (filed as Exhibit 99.1 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(d)(2)	Shareholders Agreement, dated as of July 10, 2005, by and among Sprint Corporation and William M. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P. (filed as Exhibit 99.2 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(d)(3)	Settlement Agreement and Mutual Release, dated as of July 10, 2005, by and among Sprint Corporation, Sprint Spectrum L.P., WirelessCo, L.P., SprintCom, Inc., Nextel Communications, Inc., US Unwired Inc., Louisiana Unwired LLC, Texas Unwired and Georgia PCS Management, L.L.C.

(d)(4)	Agreement for Purchase and Sale of FCC Licenses, dated as of July 10, 2005, among Louisiana Unwired LLC and Cameron Communications L.L.C.

(d)(5)	Short-Term De-Facto Transfer Spectrum Lease Agreement, dated as of July 10, 2005, between Cameron Communications L.L.C. and Louisiana Unwired LLC.

(d)(6)	Mutual Confidentiality Agreement, dated as of July 5, 2005, between Sprint Corporation and US Unwired Inc.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT CORPORATION

By	/S/ LEN J. LAUER
Len J. Lauer President and Chief Operating Officer

UK ACQUISITION CORP.

By	/S/ LEN J. LAUER
Len J. Lauer President

Date: July 15, 2005

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated July 15, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(a)(1)(G)	Summary Advertisement as published on July 15, 2005 in The Wall Street Journal.

(a)(1)(H)	Press Release jointly issued by Sprint Corporation and US Unwired Inc. on July 11, 2005 (filed as Exhibit 99.3 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 10, 2005, by and among Sprint Corporation, UK Acquisition Corp. and US Unwired Inc. (filed as Exhibit 99.1 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(d)(2)	Shareholders Agreement, dated as of July 10, 2005, by and among Sprint Corporation and William M. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P. (filed as Exhibit 99.2 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(d)(3)	Settlement Agreement and Mutual Release, dated as of July 10, 2005, by and among Sprint Corporation, Sprint Spectrum L.P., WirelessCo, L.P., SprintCom, Inc., Nextel Communications, Inc., US Unwired Inc., Louisiana Unwired LLC, Texas Unwired and Georgia PCS Management, L.L.C.

(d)(4)	Agreement for Purchase and Sale of FCC Licenses, dated as of July 10, 2005, among Louisiana Unwired LLC and Cameron Communications L.L.C.

(d)(5)	Short-Term De-Facto Transfer Spectrum Lease Agreement, dated as of July 10, 2005, between Cameron Communications L.L.C. and Louisiana Unwired LLC.

(d)(6)	Mutual Confidentiality Agreement, dated as of July 5, 2005, between Sprint Corporation and US Unwired Inc.

(g)	None.

(h)	None.